UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

NUTRIEN LTD.

(Exact name of the registrant as specified in its charter)

Canada	001-38336	98-1400416
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Suite 1700, 211 19th Street East Saskatoon, Saskatchewan, Canada	S7K 5R6
(Address of principal executive offices)	(Zip Code)

Robert A. Kirkpatrick

Senior Vice President, General Counsel

Securities & Corporate Secretary

(306) 933-8500

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31,      .

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 - Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02 - Exhibit

Not applicable.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Nutrien Ltd. (“Nutrien”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). Nutrien is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2023 to satisfy the requirements of Item 2.01. Nutrien’s ESTMA report is available on Nutrien’s website at https://www.nutrien.com/sustainability/esg-portal/esg-document-hub or on the Government of Canada’s website at https://natural-resources.canada.ca/our-natural-resources/minerals-mining/services-for-the-mining-industry/extractive-sector-transparency-measures-act/links-estma-reports/18198. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

SECTION 3 – EXHIBITS

Item 3.01. Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description

2.01	Extractive Sector Transparency Measures Act – Annual Report for the year ended December 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

September 6, 2024	NUTRIEN, LTD.

	By:	/s/ Robert A. Kirkpatrick
Robert A. Kirkpatrick
Senior Vice President, General Counsel Securities & Corporate Secretary